

Mail Stop 3561

February 12, 2010

Via U.S. Mail

Robert L. Evans
President and Chief Executive Officer
Churchill Downs Incorporated
700 Central Avenue
Louisville, KY 40208

> **Re:** **Churchill Downs Incorporated**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 29, 2010**
> **File No. 333-164008**

Dear Mr. Evans:

We have reviewed your responses to the comments in our letter dated January 20, 2010 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement on Form S-4

Risk Factors, page 27

1. Refer to the discussion of goodwill and intangible assets on page 29. Based upon Notes 6(D) and 6(E) to the Pro Forma Financial Statements, it appears that the approximate amount of goodwill and "indefinite-lived" intangible assets is $90.6 million. Please revise and advise as appropriate.

CDI depends on agreements with its horsemen, page 36

2. We note your response to prior comment 15 and reissue in part. Revise to indicate the dates when CDI's agreements with horsemen expired so that investor may better access the risk.

The Merger, page 58
Background of the Merger, page 58

3. We note your response to prior comment 19 and reissue in part. Revise to disclose the number of interested third parties who Moelis and Youbet management contacted and engaged in discussion in June and July of 2009.

Recommendation of the Youbet Board of Directors and Its Reasons for the Merger, page 77

4. We note your response to prior comment 21 and reissue. The factors supporting or not supporting the merger must be explained in enough detail for investors to understand. Conclusory statements or listing of generalized areas of consideration, such as "the financial performance and condition, assets, liabilities, business operations and prospects of Youbet" or "the historical and current market prices of Youbet common stock and CDI common stock" are not acceptable. Please provide an explanation, where necessary, of how these bullet points either supported or did not support approving this merger.

Precedent Transactions Analysis, page 83

5. Please disclose the reasons for excluding the Provide Commerce transaction which was deemed an outlier.

Unaudited Pro Forma Condensed Combined Financial Information, page 123

6. You state, on page 40, that CDI's customers depend on information provided by United Tote and that you rely on their computer systems to ensure the integrity of CDI's wagering process. We assume that there are no intercompany transactions that require elimination. Please confirm or advise under separate cover.

7. We note your disclosure made in response to our prior comment 31 regarding the bonus entitled to be received by Youbet's Chief Financial Officer in connection with the merger. Please expand to also disclose the amount of such bonus. See your revision on page 98 under "Bonuses to be Paid in Connection with the Merger."

Exhibit 99.3

8. Please provide an updated consent from Moelis to include the references to the opinion in "Summary—Opinion of Youbet's Financial Advisor" and "The Merger—Opinion of Youbet's Financial Advisor."

Other

9. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X. In this regard, as CDI is an accelerated filer and appears to meet all of the conditions of Rule 3-01(c) of Regulation S-X, the third quarter ended September 30, 2009 interim financial statements of CDI included in the Form S-4 are considered current through the 75th day after the December 31, 2009 fiscal year end (i.e., current through March 16, 2010). To the extent the December 31, 2009 audited financial statements of CDI become available prior to effectiveness of the Form S-4, they must be included in the filing. Please also note that due to CDI meeting the conditions of Rule 3-01(c) of Regulation S-X, Youbet's financial statement updating requirements are the same as CDI (i.e., Youbet's third quarter ended September 30, 2009 interim financial statements are current through March 16, 2010).

Accountants' Consents

10. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: *via facsimile (312) 853-7036*
        Brian J. Fahrney, Esq.
        Matthew G. McQueen, Esq.
        Sidley Austin LLP